June 11, 2013

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Division of Corporation Finance

Facsimile Number: (202) 772-9198

Re:	Emisphere Technologies, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
(SEC File Number 333-175794)

Dear Mr. Riedler:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461(a) of Regulation C promulgated under Section 8(a) the Securities Act of 1933, as amended, Emisphere Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) enter an appropriate order declaring the Registration Statement effective as of 2:00 p.m. Eastern Daylight Time on Friday, June 14, 2013, or as soon thereafter as practicable.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our corporate counsel, Timothy C. Maguire at (617) 488-8140, or me at (973) 532-8005 if you have any questions concerning the above.

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ Michael R. Garone
Michael R. Garone Chief Financial Officer